Filed pursuant to Rule 424(b)(3)
Registration No. 333-161840
PROSPECTUS

2,647,542 Shares

American Dairy, Inc.

Common Stock

This prospectus relates to the resale, by the selling shareholders identified in this prospectus, of up to 2,647,542 shares of our common stock issued or issuable to the selling shareholders, including 2,100,000 shares of our common stock issued to the selling shareholders on August 26, 2009 pursuant to a subscription agreement by and among us and the selling shareholders dated August 11, 2009, or the Subscription Agreement, up to 525,000 shares of our common stock that we may issue to the selling shareholders if we fail to meet certain earnings per share targets for 2009 and 2010 in accordance with the terms of the Subscription Agreement, or the Performance Shares, and up to 22,542 shares of our common stock issuable upon exercise of a warrant, at an exercise price of $1.50 per share, issued to one of the selling shareholders in June 2005 as compensation for investment banking services, or the Warrant Shares.

We will not receive any proceeds from the sale by the selling shareholders of these shares.  We are paying the cost of registering the shares covered by this prospectus as well as various related expenses, although the holder of the Warrant Shares is paying our legal expenses relating to registering the Warrant Shares.  The selling shareholders are responsible for all discounts, selling commission and other costs related to the offer and sale of their shares.  If required, the number of shares to be sold, the public offering price of those shares, the names of any broker-deals and any applicable commission or discount will be included in a supplement to this prospectus, called a prospectus supplement.

The selling shareholders and any participating broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, or the Securities Act, in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the share purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Our common stock is quoted on the New York Stock Exchange, Inc., or the NYSE, under the symbol “ADY.” On October 1, 2009, the closing price of our common stock as reported on the NYSE was $27.08 per share.

Investing in our common stock is highly speculative and involves a high degree of risk. You should consider carefully the risks and uncertainties in the section entitled “Risk Factors” beginning on page 3 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is October 23, 2009.

TABLE OF CONTENTS

Unless the context otherwise requires, the terms “we,” “us,” “our,” “American Dairy,” and “the Company” refer to American Dairy, Inc., a Utah corporation, and its consolidated subsidiaries.  References to “dollars” and “$” are to United States dollars. Any logos or trademarks mentioned in this prospectus are the property of their respective owners.

You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information or to make representations not contained in this prospectus. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. Neither the delivery of this prospectus, nor any sale made under this prospectus, means that the information contained in this prospectus is correct as of any time after the date of this prospectus.

SUMMARY

This summary highlights selected information from this prospectus and the documents incorporated by reference into this prospectus. This summary may not contain all of the information that may be important to you. Please carefully read the entire prospectus, including the information under the heading “Risk Factors” and our financial statements and the related notes incorporated by reference into this prospectus, before making an investment decision.

Overview

We are a leading producer and distributor of milk powder, soybean milk powder, and related dairy products in the People’s Republic of China, or the PRC.  Using proprietary processing techniques, we make products that are specially formulated for particular ages, dietary needs and health concerns.  We have over 200 company-owned milk collection stations, six production facilities with an aggregate milk powder production capacity of approximately 1,220 tons per day and an extensive distribution network that reaches over 84,000 retail outlets throughout China.

Our products fall into four main product categories: milk powder, soybean powder, rice cereal and walnut products.  Milk powder is our primary product and is divided into several sub-categories.  We produce milk powder for infants and young children formulated for zero to six months, six months to one year, one to three years and three to six years of age.  We also produce milk powder for expectant mothers, students and for the middle-aged and elderly populations.  In addition, we purchase semi-finished milk powder, or raw milk powder, from third parties, process it, and then distribute it to beverage manufacturers and other wholesalers for use in their blended drink products.  We also produce soybean powder, rice cereal and walnut products.

We own and operate six production and packaging facilities. The production facilities we have constructed comply with pharmaceutical good manufacturing practice, a higher level of quality control than required for consumer goods manufacturing facilities.  Additionally, our production facilities are designed to comply with, and have obtained, several quality assurance certifications, as well as quality certifications from the PRC regulatory authorities.  We believe that our design standards help us assure our product quality.  Continuing our commitment to quality, we have also added testing equipment and other quality control procedures to our processing equipment manufactured by known European and American manufacturing companies.  We apply a 25-step quality control process that involves over a hundred points of testing from the feed for the dairy cows, throughout our manufacturing process, and extending to semi-finished products, which we purchase from third parties for further processing, and finished products.

Our Corporate Information

We were incorporated in the State of Utah on December 31, 1985, originally under the corporate name of Gaslight, Inc. We were inactive until March 30, 1988, when we changed our corporate name to Lazarus Industries, Inc. and engaged in the business of manufacturing and marketing medical devices.  We discontinued this business in 1991 and became a non-operating public company shell.  Effective May 7, 2003, we acquired 100% of the issued and outstanding capital stock of American Flying Crane Corporation, a Delaware corporation that operates a dairy business in China through various subsidiaries.  In connection with that acquisition, we changed our name to American Dairy, Inc.  Today, we own various subsidiaries in the PRC that operate our business.

Our principal executive offices are located at Star City International Building, 10 Jiuxianqiao Road, C-16th Floor, Chaoyang District, Beijing, China 100016. Our telephone number is 1 (626) 757-8885. Our Internet address is www.americandairyinc.com. The information contained in or accessible through our website does not constitute a part of this prospectus.

THE OFFERING

Common stock outstanding before the offering	21,671,730 shares as of October 1, 2009.

Common stock offered by selling shareholders
Consists of up to 2,647,542 shares of our common stock issued or issuable to the selling shareholders, including 2,100,000 shares of our common stock issued to the selling shareholders on August 26, 2009 pursuant to the Subscription Agreement, up to 525,000 Performance Shares, and up to 22,542 Warrant Shares.

Common stock to be outstanding after the offering	21,694,272 shares, assuming the Performance Shares are not issued and assuming the issuance of all Warrant Shares.

Use of proceeds
We will not receive any proceeds from the sale of the common stock hereunder. We will, however, receive the exercise price of any common stock we sell for cash to a selling shareholder upon exercise of a warrant to acquire the Warrant Shares. See “Use of Proceeds” for a complete description.

NYSE Symbol	ADY

Risk Factors
Please read the section entitled “Risk Factors” beginning on page 3 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. If any of the following events were to occur, our business, financial condition or results of operations could be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you could lose some or all of your investment. Additional risks and uncertainties not currently known to us or that we currently believe to be immaterial could also materially and adversely affect our business, financial condition, operating results and/or cash flow.

Any negative public perception regarding our products or industry, or any ill effects or product liability claims, could harm our reputation, damage our brand, result in costly and damaging recalls, and expose us to government investigations and sanctions, which would materially and adversely affect our results of operations.

We sell products for human consumption, which involves risks such as product contamination, spoilage and tampering. In 2008, sales in China of substandard milk formula contaminated with a substance known as melamine caused the death of six infants as well as illness of nearly 300,000 others.  Although this incident did not involve any of our products, China’s Administration of Quality Supervision, Inspection and Quarantine found that the products of 22 Chinese milk and formula producers were contaminated by melamine, a substance not approved for use in food, which caused significant negative publicity for the entire dairy industry in China.  The mere publication of information asserting that our milk powder, infant formula or other products contain melamine or other contaminants could have a material adverse effect on us, regardless of whether these reports are scientifically supported or concern our products or the raw materials used in our products.  In addition, if the consumption of any of our products causes injury, illness or death, we may face product liability claims, product recalls, temporary or permanent suspensions of operations, government investigations or sanctions, any of which could be extremely expensive and damaging to our business.

Prior to the 2008 melamine crisis, there have also been widely publicized occurrences of counterfeit, substandard milk products in China.  For example, in April 2004, such sales of counterfeit and substandard infant formula in Anhui Province, China caused the deaths of 13 infants and harmed many others.  Counterfeiting or imitation of our products may occur in the future, and we may not be able to detect it and deal with it effectively. Any occurrence of counterfeiting or imitation could negatively impact our corporate brand and image or consumers’ perception of our products or similar nutritional products generally, particularly if the counterfeit or imitation products cause injury or death to consumers.

We expect to incur costs related to our planned acquisitions and expansion into new plants and ventures, which may not prove to be profitable. Moreover, any delays in our expansion plans could cause our profits to decline and jeopardize our business.

We anticipate that our proposed expansion of our milk production facilities may include the acquisition and construction of new or additional facilities. Our cost estimates and projected completion dates for construction of new production facilities may change significantly as the projects progress. In addition, our projects will entail significant construction risks, including shortages of materials or skilled labor, unforeseen environmental or engineering problems, weather interferences and unanticipated cost increases, any of which could have a material adverse effect on the projects and could delay their scheduled openings. A delay in scheduled openings of production facilities will delay our receipt of sales revenues from such facilities, which, when coupled with the increased costs and expenses of our expansion, could cause a decline in our profits.

Our plans to finance, develop, and expand our production facilities will be subject to the many risks inherent in the rapid expansion of a high growth business enterprise, including unanticipated design, construction, regulatory and operating problems, and the significant risks commonly associated with implementing a marketing strategy in changing and expanding markets. These projects may not become operational within their estimated time frames and budgets as projected at the time we enter into a particular agreement, or at all. In addition, we may develop projects as joint ventures in an effort to reduce our financial commitment to individual projects. The significant expenditures required to expand our production plants may not ultimately result in increased profits.

When our future expansion projects become operational, we will be required to add and train personnel, expand our management information systems and control expenses. If we do not successfully address our increased management needs or are otherwise unable to manage our growth effectively, our operating results could be materially and adversely affected.

Our products may not achieve market acceptance.

We are currently selling our products principally in northern, central, and eastern China.  Achieving market acceptance for our products, particularly in new markets, will require substantial marketing efforts and the expenditure of significant funds.  There is substantial risk that any new markets may not accept or be as receptive to our products.  In addition, we intend to market our products as premium and super-premium products and to adopt a corresponding pricing model, which may not be accepted in new or existing markets.  Market acceptance of our current and proposed products will depend, in large part, upon our ability to inform potential customers that the distinctive characteristics of our products make them superior to competitive products and justify their pricing.  Our current and proposed products may not be accepted by consumers or able to compete effectively against other premium or non-premium dairy products. Lack of market acceptance would limit our revenues and profitability.

Our planned growth may require more raw milk than is available and could diminish the quality of our dairy products.

Our business requires a supply of raw milk. Our growth will be limited if the supply of raw milk is insufficient to meet demand. Moreover, as we attempt to implement our growth strategy, it may become difficult to maintain current levels of quality control. Inadequate quality control could harm our reputation and the demand for our products, which would also limit our growth. The raw milk used in our products is supplied to us, in part, by numerous local farms under output contracts. We believe that our farmers can increase their production of raw milk. We further believe, however, that this supply may not be sufficient to meet increased demand for our products associated with our proposed marketing efforts and that such increase may compromise quality. Though we believe that additional raw milk is available locally, if needed, we may not be able to enter into arrangements with the producers of such milk on terms acceptable to us, if at all. An inadequate supply of raw milk, coupled with concern over quality control, could increase costs for raw milk or decrease the sales price for our products, which could limit our ability to grow, cause our earnings to decline and make our business less profitable.

The recent global economic and financial market crisis could significantly impact our financial condition.

Current global economic conditions could have a negative effect on our business and results of operations. Economic activity in China, United States and throughout much of the world has undergone a sudden, sharp economic downturn following the recent housing downturn and subprime lending collapse in both the United States and Europe.  Market disruptions have included extreme volatility in securities prices, as well as severely diminished liquidity and credit availability.  The economic crisis may adversely affect us in a variety of ways. Access to lines of credit or the capital markets may be severely restricted, which may preclude us from raising funds required for operations and to fund continued expansion.  It may be more difficult for us to complete strategic transactions with third parties. The financial and credit market turmoil could also negatively impact our suppliers and customers, which could decrease our ability to source, produce and distribute our products and could decrease demand for our products. While it is not possible to predict with certainty the duration or severity of the current disruption in financial and credit markets, if economic conditions continue to worsen, it is possible these factors could significantly impact our financial condition.

Our results of operations may be affected by fluctuations in availability and price of raw materials.

The raw materials we use are subject to price fluctuations due to various factors beyond our control, including, among other pertinent factors:

•	increasing market demand;

•	inflation;

•	severe climatic and environmental conditions;

•
seasonal factors, with dairy cows generally producing more milk in temperate weather as opposed to cold or hot weather and extended unseasonably cold or hot weather potentially leading to lower than expected production;

•	commodity price fluctuations;

•	currency fluctuations; and

•	changes in governmental and agricultural regulations and programs.

For example, our raw milk cost increased by approximately 45% in 2008 due to various factors, including, we believe, general economic conditions, such as inflation and fuel prices, and rising production costs.  We also expect that our raw material prices will continue to fluctuate and be affected by these factors in the future. Changes to our raw materials prices may result in increases in production and packaging costs, and we may be unable to raise the prices of our products to offset such increases in the short term or at all. As a result, our results of operations may be materially and adversely affected.

We are subject to public company reporting and other requirements for which we will incur substantial costs and our accounting and other management systems and resources may not be adequately prepared.

We incur significant legal, accounting, insurance and other expenses as a result of being a public company.  For example, laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002, or SOX, and rules related to corporate governance and other matters subsequently adopted by the U.S. Securities and Exchange Commission, or the SEC, and the NYSE, result in substantial costs to us, including legal and accounting costs, and may divert our management’s attention from other matters that are important to our business.  Compliance with Section 404 of SOX requires that our management annually assess the effectiveness of our internal control over financial reporting.  During our review of our financial statements and results for the year ended December 31, 2008 and the quarter ended June 30, 2009, our management identified several internal control matters that constitute material weaknesses and significant deficiencies and, consequently, has concluded that our internal control over financial reporting was not effective at December 31, 2008 or June 30, 2009.  In addition, management has concluded, based primarily on the identification of the material weaknesses and significant deficiencies, that our disclosure controls and procedures were not effective at June 30, 2009.  Material weaknesses in our internal controls over financial reporting related to financial statement review procedures, accounting treatment for routine and non-routine transactions, our internal audit function, and our untimely assessment of our internal controls over financial reporting.  Significant deficiencies in our internal controls over financial reporting related to period-end closing procedures, access to administrative and accounting systems, documentation of accounts receivable transfers and promoters expenses, and division of treasury and accounting duties.

A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.  A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the registrant’s financial reporting.  A “deficiency” in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.  We are devoting significant resources to remediating and improving our internal controls, including hiring additional accounting, internal audit and finance staff, engaging consultants to assist with these functions, upgrading our systems, and implementing additional financial and management controls, reporting systems and procedures.  These measures cost us an aggregate of approximately $690,000 as of August 13, 2009, are not expected fully to remediate our material weaknesses until at least December 31, 2009, and may not ensure the adequacy of our internal controls over our financial processes and reporting in the future.  These measures may not ensure the adequacy of our internal controls over our financial processes and reporting in the future.  If we are unable to remediate successfully these material weaknesses and significant deficiencies in a timely manner, investors may lose confidence in our reported financial information, which could lead to a decline in our stock price, limit our ability to access the capital markets in the future, and require us to incur additional costs to improve our internal control systems and procedures.

We significantly depend on our management team.

Each of our executive officers is responsible for an important aspect of our operations.  In addition, we rely on management and senior personnel to ensure that our sourcing, production, sales, distribution and other business functions are effective.  Losing the services of our executive officers or key personnel could be detrimental to our operations.  We do not have key-man life insurance for any of our executive officers or other employees.

Investors may not be able to enforce judgments entered by United States courts against certain of our officers and directors.

We are incorporated in the State of Utah.  However, a majority of our directors and executive officers, and certain of our principal shareholders, live outside of the U.S., principally in China. As a result, you may not be able to effect service of process upon those persons within the U.S. or enforce against those persons judgments obtained in U.S. courts.

We face substantial competition in connection with the marketing and sale of our products.

Our products compete with other premium quality dairy brands as well as less expensive, non-premium brands. Our products face competition from non-premium producers distributing in our marketing area and other producers packaging their products in our marketing area. Many of our competitors are well established, have greater financial, marketing, personnel and other resources, have more established distribution channels into major markets, and have products that have gained wide customer acceptance in the marketplace. Our largest competitors are multinational dairy companies and dairies owned by the government of China.  The greater financial resources of such competitors will permit them to procure retail store shelf space and to implement extensive marketing and promotional programs, both generally and in direct response to advertising efforts by us. The dairy industry in China is also characterized by the frequent introduction of new products, accompanied by substantial promotional campaigns. We may be unable to compete successfully or our competitors may develop products which have superior qualities or gain wider market acceptance than ours.

We face the potential risk of product liability associated with food products.

We face the risk of liability in connection with the sale and consumption of dairy products and other products should the consumption of such products cause injury, illness or death. Such risks may be particularly great in a company undergoing rapid and significant growth. The successful assertion of product liability claims against us could result in potentially significant monetary damages, divert management resources and require us to make significant payments and incur substantial legal expenses. We do not currently maintain product liability insurance. Any insurance that we may obtain in the future may be insufficient to cover potential claims or the level of insurance coverage needed may be unavailable at a reasonable cost. Even if a product liability claim is not successfully pursued to judgment by a claimant, we may still incur substantial legal expenses defending against such a claim and our brand image and reputation would suffer. Finally, serious product quality concerns could result in governmental action against us, which, among other things, could result in mandatory recalls of our products, the suspension of production or distribution of our products, loss of certain licenses, or other governmental penalties, including possible criminal liability.

Doing business in China involves various political and economic risks.

We conduct substantially all of our operations and generate most of our revenue in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including:

•	the higher level of government involvement and regulation;

•	the early stage of development of the market-oriented sector of the economy;

•	the rapid growth rate;

•	the higher level of control over foreign exchange; and

•	government control over the allocation of many resources.

As China’s economy has been transitioning from a planned economy to a more market-oriented economy, the government of China has implemented various measures to encourage economic growth and guide the allocation of resources. While these measures may benefit the overall economy of China, they may also have a negative effect on us.

Although the government of China has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the PRC government continues to exercise significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and imposing policies that impact particular industries or companies in different ways.  Any adverse change in the economic conditions or government conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of consumer spending in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our business and prospects.

Extensive regulation of the food processing and distribution industry in China could increase our expenses resulting in reduced profits.

We are subject to extensive regulation by China’s Agricultural Ministry, and by other provincial and local authorities in jurisdictions in which our products are processed or sold, regarding the processing, packaging, storage, distribution and labeling of our products.  For instance, in June 2009, regulatory requirements became effective in China requiring new package labeling for dairy products, which we believe impacted our sales cycles during the three months ended June 30, 2009.  Other applicable laws and regulations governing our products may include nutritional labeling and serving size requirements. Our processing facilities and products are subject to periodic inspection by national, provincial and local authorities. We believe that we are currently in substantial compliance with all material governmental laws and regulations and maintain all material permits and licenses relating to our operations. Nevertheless, we may fall out of substantial compliance with current laws and regulations or may be unable to comply with any future laws and regulations. To the extent that new regulations are adopted, we will be required, possibly at considerable expense, to adjust our activities in order to comply with such regulations. Our failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on our business, operations and finances.

Regulations affecting acquisitions of PRC companies by foreign entities may make it more difficult for us to complete acquisitions and grow our business.

In 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued a public notice, known as “Circular 75,” concerning the application of foreign exchange regulations to mergers and acquisitions involving foreign investment in China.  Among other things, the public notice provides that if an offshore company controlled by PRC residents intends to acquire a PRC company, such acquisition will be subject to strict examination by the relevant foreign exchange authorities.  Under Circular 75, if an acquisition of a PRC company by an offshore company controlled by PRC residents occurred prior to the issuance of Circular 75, certain PRC residents were required to submit a registration form to the local SAFE branch to register their ownership interests in the offshore company before March 31, 2006.  Such PRC residents must also amend the registration form if there is a material event affecting the offshore company, such as, among other things, a change to the company’s share capital, a transfer of shares, or if the company is involved in a merger, an acquisition or a spin-off transaction or uses its assets in China to guarantee offshore obligations.

As there is still significant uncertainty in China regarding the interpretation and implementation of Circular 75, we cannot predict how these regulations will affect our future acquisition strategy and business operations. For example, if we decide to acquire additional PRC companies, we or the owners of such companies may not be able to complete the filings and registrations, if any, required by the SAFE notices. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

In addition, in 2006 six PRC regulatory authorities, including the PRC Ministry of Commerce and the PRC Securities Regulatory Commission, jointly promulgated a rule entitled “Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or the New M&A Rules. The New M&A Rules establish additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including, in some circumstances, advance notice to the Ministry of Commerce of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Compliance with the New M&A Rules, and any related approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The PRC government’s recent measures to curb inflation rates could adversely affect future results of operations.

China has faced rising inflation in recent years. The government of China undertook various measures to alleviate the effects of inflation, especially with respect to key commodities.  In January 2008, the PRC National Development and Reform Commission announced national price controls on various products, including milk.  Similarly, the government of China may conclude that the prices of infant formula or other of our products are too high and may institute price controls that would limit our ability to set prices for our products as we might wish.  The government of China has also encouraged local governments to institute price controls on similar products.  Such price controls could adversely affect our future results of operations and, accordingly, the price of our common stock.

The PRC currency is not a freely convertible currency, which could limit our ability to obtain sufficient foreign currency to support our business operations in the future.

The PRC currency, the “Renminbi” or “RMB,” is not freely convertible into other foreign currencies, and we receive substantially all of our revenues in Renminbi. We rely on the PRC government’s foreign currency conversion policies, which may change at any time, in regard to our currency exchange needs. In China, the government has control over Renminbi reserves through, among other things, direct regulation of the conversion of Renminbi into other foreign currencies and restrictions on foreign imports. Although foreign currencies that are required for current account transactions can be bought freely at authorized PRC banks, the proper procedural requirements prescribed by PRC law must be met. At the same time, PRC companies are also required to sell their foreign exchange earnings to authorized PRC banks and the purchase of foreign currencies for capital account transactions still requires prior approval of the PRC government. This substantial regulation by the PRC government of foreign currency exchange may restrict our business operations and a change in any of these government policies could negatively impact our operations, which could result in a loss of profits.

In order for our China subsidiaries to pay dividends to us, a conversion of Renminbi into U.S. dollars is required, which, if not permitted by the PRC government, would interrupt our cash flows. Under current PRC law, the conversion of Renminbi into foreign currency for capital account transactions generally requires approval from SAFE and, in some cases, other government agencies. Government authorities may impose restrictions that could have a negative impact in the future on the conversion process and upon our ability to meet our cash needs and to pay dividends to our shareholders. Although our subsidiaries’ classification as wholly foreign-owned enterprises, or WFOEs, under PRC law permits them to declare dividends and repatriate their funds to us in the United States, any change in this status or the regulations permitting such repatriation could prevent them from doing so.  Any inability to repatriate funds to us would in turn prevent us from utilizing our PRC cash to pay creditors in U.S. dollars or other currencies or to pay dividends to our shareholders.

Fluctuations in the exchange rate between the PRC currency and the U.S. dollar could adversely affect our operating results.

The functional currency of our operations in China is the Renminbi. However, results of our operations are translated at average exchange rates into U.S. dollars for purposes of reporting results. As a result, fluctuations in exchange rates may adversely affect our expenses and results of operations as well as the value of our assets and liabilities. Fluctuations may adversely affect the comparability of period-to-period results. We do not currently use hedging techniques, and any hedging techniques we may use in the future may not eliminate, and may exacerbate, the effects of currency fluctuations. Thus, exchange rate fluctuations could cause our profits, and therefore our stock prices, to decline.

Under the New EIT Law, we may be classified as a “resident enterprise” of China, which would likely result in unfavorable tax consequences to us and our non-PRC shareholders.

Under China’s Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, which became effective in 2008, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes.  Under the implementing rules of the New EIT Law, de facto management means substantial and overall management and control over the production and operations, personnel, accounting, and properties of the enterprise.  Because the New EIT Law and its implementing rules are new, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that American Dairy, Inc. is a “resident enterprise” for PRC enterprise income tax purposes, unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. Second, although under the New EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income,” such dividends may be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares.  Although we are monitoring the possibility of “resident enterprise” treatment for the 2008 and 2009 tax years and evaluating appropriate organizational changes to avoid this treatment, our efforts and evaluation may prove unsuccessful and incorrect.

If we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to tax in both the U.S. and China, and our PRC tax may not be creditable against our U.S. tax.

We do not intend to pay and may be restricted from paying dividends on our common stock.

We have never declared or paid dividends on our capital stock and we do not intend to declare dividends in the foreseeable future. We currently intend to retain future earnings to fund our continued growth. Furthermore, if we decide to pay dividends, foreign exchange and other regulations in China may restrict our ability to distribute retained earnings from China or convert those payments from Renminbi into foreign currencies.

Lack of bank deposit insurance puts our funds at risk of loss from bank foreclosures or insolvencies.

We maintain certain bank accounts in China that are not protected by FDIC insurance or other insurance. As of June 30, 2009, we held approximately $53.9 million in bank accounts in China.  If a PRC bank holding our funds experienced insolvency, it may not permit us to withdraw our funds, which would result in a loss of such funds and reduction of our net assets.

Limited and uncertain trademark protection in China makes the ownership and use of our trademark uncertain.

We have obtained trademark registrations for the use of our trade name “Feihe,” as well as our “Feifan,” “Feirei,” “Feiyue,” and “Beidiqi” Chinese brands and our “Firmus” and “Babyrich” English brand names, which have been registered with the PRC Trademark Bureau of the State Administration for Industry and Commerce with respect to our milk products.  We believe our trademark is important to the establishment of consumer recognition of our products.  However, due to uncertainties in PRC trademark law, the protection afforded by our trademark may be less than we currently expect and may, in fact, be insufficient. Moreover, even if it is sufficient, in the event it is challenged or infringed, we may not have the financial resources to defend it against any challenge or infringement and such defense could in any event be unsuccessful. Moreover, any events or conditions that negatively impact our trademark could have a material adverse effect on our business, operations and finances.

Our lack of patent protection could permit our competitors to copy our trade secrets and formula and thus gain a competitive advantage.

We have no patents covering our products or production processes, and we expect to rely principally on know-how and the confidentiality of our formula and production processes for our products and our flavoring formula in producing competitive product lines. Any breach of confidentiality by our executives or employees having access to our formula could result in our competitors gaining access to such formula. The ensuing competitive disadvantage could reduce our revenues and our profits.

One of our shareholders owns a significant percentage of our stock and will be able to exercise significant influence over our affairs.

Leng You-Bin, our Chairman, Chief Executive Officer, President, and General Manager, beneficially owned approximately 41.1% of our common stock as of October 1, 2009.  Our executive officers and directors as a group beneficially owned approximately 50.3% of our common stock as of October 1, 2009.  Consequently, these individuals will likely be able to determine the composition of our board of directors, retain the voting power to approve certain matters requiring shareholder approval and continue to have significant influence over our operations.  The interests of these shareholders may be different than the interests of other shareholders on these matters.  This concentration of ownership could also have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our common stock.

Failure to comply with the U.S. Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

Since we are a Utah corporation and a public company in the United States, we are subject to the U.S. Foreign Corrupt Practices Act, which generally prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Non-U.S. companies, including some that may compete with our company, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur in China. Although such practices are prohibited at our company, our employees or other agents may engage in such conduct for which we might be held responsible.  If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

We have a significant amount of indebtedness, which may limit our operating flexibility.

As of June 30, 2009 we had approximately $207.1 million of total liabilities, which included approximately $79.5 million of outstanding principal on our 7.75% Convertible Notes Due 2009, or the 2009 Notes, and our 1.00% Guaranteed Senior Secured Convertible Notes due 2012, or the 2012 Notes, which have been restructured. Although all of our 2009 Notes have converted into shares of our common stock, we expect to continue to incur debt to fund capital and operating expenses. Our high level of indebtedness could have important consequences, including the following:

•	it may be difficult for us to satisfy our obligations with respect to our indebtedness;

•	our ability to obtain additional financing for working capital, capital expenditures, or general corporate or other purposes may be impaired;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, reducing the funds available to us for other purposes;

•	it may cause our trade creditors to change their terms for payment on goods and services provided to us, thereby negatively impacting our ability to receive products and services on acceptable terms;

•	it may place us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged; and

•
we may be more vulnerable to economic downturns, may be limited in our ability to respond to competitive pressures and may have reduced flexibility in responding to changing business, regulatory and economic conditions.

Our ability to pay interest on and to satisfy our debt obligations will depend upon, among other things, our future operating performance and our ability to refinance indebtedness when necessary.  Each of these factors is, to a large extent, dependent upon economic, financial, competitive and other factors beyond our control.  If, in the future, we cannot generate sufficient cash from operations to meet our debt obligations, we will need to refinance our existing debt, obtain additional financing or sell assets.  Our business may not generate sufficient cash flows to satisfy our existing indebtedness and funding sufficient to satisfy our debt service requirements may not be available on satisfactory terms, if at all.

The covenants in the indentures governing our 2012 Notes restrict our ability to operate our business and our failure to comply with them could adversely affect our business and financial condition.

We issued an aggregate principal amount of $80.0 million in 2012 Notes, approximately $10.0 million of which remains outstanding.  The indentures under which the 2012 Notes were issued contain covenants restricting our operations, including restrictions on:

•	our use and maintenance of our properties;

•	incurrence of indebtedness;

•	declaring or paying dividends or other distributions;

•	repurchasing our capital stock or subordinated obligations;

•	making investments;

•	incurring liens;

•	selling assets;

•	our use of the proceeds from the sale of the 2012 Notes; and

•	our engaging in business unrelated to dairy and related food products.

The indentures also require us to maintain tangible net worth ratios, to complete a qualifying initial public offering of our common stock by December 1, 2008, to repurchase some or all of our 2012 Notes from electing holders upon certain assets sales, upon certain change of control transactions or if our common stock ceases to trade on a qualifying U.S. stock exchange, and to file reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, with the SEC.  In addition, the outstanding 2012 Notes will accrue additional interest at an annual rate of 5.0% if a qualifying initial public offering has not occurred by December 1, 2008, and we will also be obligated to pay an additional amount equal to 3.0% of the principal amount of the outstanding 2012 Notes if a qualifying initial public offering has not occurred by December 1, 2008 and an additional amount equal to 1.0% of the principal amount of the outstanding 2012 Notes if we fail to retain a qualified auditor at any time after May 1, 2008.  Although we have entered into a supplemental indenture pursuant to which we have obtained waivers and consents from the holders of the 2012 Notes, those waivers and consents are limited in scope and are conditioned on events, including our timely making required repurchase payments, that we may not be able to satisfy.  Our failure to comply with the restrictions on our operations and other requirements under our indentures could constitute an event of default, subject us to litigation, and have an adverse effect on our business and financial condition.

Our failure to repurchase the 2012 Notes pursuant to the supplemental indenture could adversely affect our business and financial condition.

Pursuant to the supplemental indenture with respect to the 2012 Notes, holders of 100% of the outstanding 2012 Notes elected to exercise the early repurchase option with respect to all of the outstanding 2012 Notes, which obligates us to repurchase the 2012 Notes for an aggregate amount of $92.0 million in accordance with the terms and conditions of the supplemental indenture.  Accordingly, we have paid approximately $79.9 million to the holders of the 2012 Notes, of which approximately $11.0 million was paid in November 2008, approximately $4.3 million was paid in January 2009, approximately $15.3 million was paid in April 2009, and approximately $15.3 million was paid in July 2009. In August 2009, we paid approximately $34.0 million in lieu of $34.5 million we would have been required to pay in October 2009, and we are obligated to pay the remaining approximately $11.5 million by October 15, 2009.  We may not have adequate cash on hand or generate sufficient cash flows to make the repurchase payment and, even if we do, making such payments could substantially impair our liquidity and capital resources.  Additional financing sufficient to make the repurchase payment may not be available on satisfactory terms, if at all.  If we do not make the required repurchase payment on October 15, 2009, the waivers granted to us under the supplemental indenture will terminate, which will restrict our business operations, the 2012 Notes will recommence accruing interest, which will adversely affect our business and financial condition, and the holders of the 2012 Notes could exercise their conversion rights under the indentures, which may result in substantial dilution.

We may face significant penalties if we are unable to make securities law filings in compliance with our agreements.

In connection the issuances of with our 2009 Notes, we have granted demand, piggy-back and S-3 registration rights.  The amended registration rights agreement requires us to pay additional interest, accruing at 1.0% of the principal amount of each holder’s 2009 Notes per month, if:

•	we fail to file a registration statement by January 3, 2007;

•	we fail to file a registration statement by the three month anniversary of any demand registration notice;

•	sales of all registrable securities cannot be made pursuant to the registration statement;

•	our common stock ceases to be listed or traded in qualifying exchanges or markets;

•	a qualifying initial public offering has not occurred on or before June 30, 2009;

•	we fail to keep public information available;

•	we fail to file in a timely manner all reports and other documents we are required to file with the SEC; or

•	we fail to maintain our Exchange Act registration.

The holders of our 2009 Notes have agreed that we will only be obligated to make additional interest payments to them if a registration statement is not effective by June 30, 2009 or if we do not comply with our reporting and filing obligations under the Exchange Act after April 15, 2009.  Although the registration statement became effective on June 30, 2009, our failure to comply with our reporting and filing obligations under the Exchange Act could expose us to substantial future penalties.

Furthermore, under the indentures governing our 2012 Notes, we are required to pay:

•	an additional amount equal to 3.0% of the principal amount of the outstanding 2012 Notes if a qualifying initial public offering has not occurred by December 1, 2008, and

•
additional interest accruing at an annual rate of 0.25% for the first 90 days, and thereafter at an annual rate of 0.5%, if, within 90 days of our eligibility to do so, we fail to file a shelf registration statement for the 2012 Notes, the guarantees of the 2012 Notes, and any shares of our common stock issuable upon conversion of the 2012 Notes, or if such a shelf registration statement does not become effective within 180 days of our eligibility to make such a filing.

Although the holders of our 2012 Notes have waived these additional payment and interest obligations, the waiver provides that these obligations will recommence if we do not make the required 2012 Note repurchase payments pursuant to the supplemental indenture.  If we are unable to make the repurchase payments and to comply with the public offering and registration statement requirements, our business and financial condition will be adversely affected.

The terms of our subscription agreement with the purchasers may have adverse impacts on us.

On August 11, 2009, we entered into the Subscription Agreement pursuant to which we agreed to issue 2,100,000 shares of our common stock to the purchasers for an aggregate purchase price of $63.0 million.  We completed the transaction on the proposed terms on August 26, 2009, or the Closing Date.  The Subscription Agreement includes several provisions that could have an adverse effect on us.  We have agreed not to issue new shares of our common stock at a price below $30.00 per share without the prior written consent of a majority in interest of the purchasers, subject to certain exceptions, which could preclude us from raising additional funds.  In addition, if we fail to meet certain earnings per share targets for 2009 and 2010, we have agreed to issue additional shares of our common stock to the purchasers in proportion to the amount by which we fail to meet the target, up to a maximum amount of 525,000 shares, which would result in immediate and substantial dilution to our shareholders.  Furthermore, if the average closing prices of our common stock for the fifteen trading days commencing on the third anniversary of the Closing Date is less than $39.00, the purchasers will have the right to cause us to repurchase all of the securities acquired in connection with the Subscription Agreement, which could significantly impact our liquidity and capital resources.

We are at risk of securities litigation.

We are at risk of being subject to securities litigation, including possible enforcement action or class action lawsuits.  Following notification by the SEC in 2007 of an informal investigation related to our former independent registered public accountants, we dismissed our former auditors, sued our former auditors, engaged new independent registered public accountants, commenced a re-audit of historical financial statements, and restated our financial statements as of and for our fiscal years ended December 31, 2005 and 2006.  Accordingly, we were unable to file Exchange Act reports for 2007 and 2008 in a timely manner.  In addition, we have restated our quarterly financial statements for the quarter ended March 31, 2009 to reclassify certain cash flow items from operating activities to investing activities, and we have amended our Form 10-K for the 2008 fiscal year to revise several notes to our financial statements, including our quarterly operating results.  Securities class action litigation has often been brought against companies who have been unable to provide current public information or who have restated previously filed financial statements.  Such litigation is complex and could result in substantial costs, divert management’s attention and resources, and seriously harm our business, financial condition and results of operations.

FORWARD-LOOKING STATEMENTS

The statements included in this prospectus that are not purely historical are forward-looking statements within the meaning of Section 21E of the Exchange Act, and Section 27A of the Securities Act. These statements include, but are not limited to, statements about our plans, objectives, expectations, strategies, intentions or other characterizations of future events or circumstances and are generally identified by the words “may,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “could,” “would,” and similar expressions. Because these forward-looking statements are subject to a number of risks and uncertainties, our actual results could differ materially from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed under the heading “Risk Factors” and in other documents we file from time to time with the Securities and Exchange Commission, or the SEC. All forward-looking statements included in this prospectus are based on information available to us on the date hereof. Our business and the associated risks may have changed since the date this prospectus was originally filed with the SEC. We assume no obligation to update any such forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the selling shareholders, but we will receive the exercise price of any common stock we sell for cash to a selling shareholder upon exercise of a warrant to acquire the Warrant Shares. All net proceeds from the sale of the common stock covered by this prospectus will go to the selling shareholders. We plan to use the proceeds from the exercise of the warrant, if any, for working capital and general corporate purposes.

PRICE RANGE OF OUR COMMON STOCK

Our common stock trades on the NYSE under the symbol “ADY.”  On October 1, 2009, there were 21,671,730 shares of our common stock issued and outstanding that were held by approximately 430 shareholders of record. On October 1, 2009, the closing price of our common stock as reported on the NYSE was $27.08 per share.  The table below lists the high and low closing prices per share of our common stock for each quarterly period during the past two fiscal years and interim periods in the 2009 fiscal year, as reported on the NYSE (and the NYSE Arca for periods prior to June 2009).

	Closing Price Range of Common Stock
	High	Low
Year Ended December 31, 2007:
1st Quarter	$25.20	$18.76
2nd Quarter	$22.01	$16.80
3rd Quarter	$21.69	$16.80
4th Quarter	$23.94	$11.15

Year Ended December 31, 2008:
1st Quarter	$12.91	$7.00
2nd Quarter	$13.91	$7.88
3rd Quarter	$11.34	$6.74
4th Quarter	$17.02	$8.32

Year Ending December 31, 2009:
1st Quarter	$17.08	$9.77
2nd Quarter	$43.16	$15.25
3rd Quarter	$39.95	$20.08

DIVIDEND POLICY

We have not declared or paid any dividends on our common stock and presently do not expect to declare or pay any such dividends in the foreseeable future.  Payment of dividends to our shareholders would require payment of dividends by our PRC subsidiaries to us.  This, in turn, would require a conversion of Renminbi into US dollars and repatriation of funds to the US.  Under current PRC law, the conversion of Renminbi into foreign currency for capital account transactions generally requires approval from SAFE and, in some cases, other government agencies.  Government authorities may impose restrictions that could have a negative impact in the future on the conversion process and upon our ability to meet our cash needs, and to pay dividends to our shareholders.  Although our subsidiaries’ classification as WFOEs under PRC law permits them to declare dividends and repatriate their funds to us in the United States, any change in this status or the regulations permitting such repatriation could prevent them from doing so.  Any inability to repatriate funds to us would in turn prevent payments of dividends to our shareholders.

MANAGEMENT

Directors

The following table sets forth the name and age of each member of our board of directors, the positions and offices held by each director with us, and the period during which the director has served as one of our directors.  Directors serve until the election and qualification of their successors.

Name	Age	Position	Director Since
Leng You-Bin	44	Chairman, Chief Executive Officer, President, and General Manager	2003
Liu Hua	36	Vice Chairman, Secretary, Treasurer, and Director	2003
Liu Sheng-Hui	39	Vice President of Finance, Feihe Dairy, and Director	2003
Hui-Lan Lee	59	Director	2003
Kirk G. Downing, Esq.	56	Director	2005
James C. Lewis, Esq.	57	Director	2006
Neil Nanpeng Shen	41	Director	2009

Leng You-Bin has been our Chairman, Chief Executive Officer, President, and General Manager since May 2003.  From January 2002 to May 2003, Mr. Leng served as the Chief Executive Officer and President of American Flying Crane Corporation. From 1997 to 2002, Mr. Leng served as the General Manager of Feihe Dairy, and he became the Chairman and General Manager in 2000.  From 1989 to 1997, Mr. Leng served as a technician, deputy director and director of Zhaoguang Dairy Plants, the predecessor of Feihe Dairy.  Mr. Leng received a bachelor’s degree in food engineering from Northeast Agriculture University, China. and Shanghai Light Industrial college and studied business administration at Beijing University.

Liu Hua has been our Vice Chairman since April 2008, and he has also served as Secretary, Treasurer, and a director since May 2003.  From May 2003 to April 2008, Mr. Liu served as our Chief Financial Officer, Secretary, and Treasurer.  From November 2000 to May 2003, Mr. Liu served as the Financial Officer of Feihe Dairy.  From June 1998 to November 2000, Mr. Liu served as the Chief Executive Officer of Shenzhen Cima Limited, a financial consulting company.  From January 1996 to June 1998, Mr. Liu served as Chief Executive Officer of Shensheng Jiajing Inc., a trading company.  From September 1993 to January 1996, Mr. Liu served as the Chief Executive Officer of Zhengzhou Huacheng Limited, a trading company.  Mr. Liu received a bachelor’s degree in finance and economics from Xian Jiaotong University and from Shenzhen University.

Liu Sheng-Hui has been a director since May 2003, and he has also served as Vice President of Finance of Feihe Dairy since August 2001.  From January 2000 to May 2003, Mr. Liu served as Chief Financial Officer and a director of American Flying Crane Corporation.  From September 1998 to January 2000, Mr. Liu served as Chief Financial Officer at Feihe Dairy, where he also served in a variety of business positions from July 1992 to September 1998.  Mr. Liu received a bachelor’s degree in economics from Northeast Agriculture University, China, and an associate degree in accounting from Country Cadre Institute under the Supervision of Ministry of Agriculture in China.

Hui-Lan (“Tracy”) Lee has been a director since June 2003.  From April 2006 to November 2008, Ms. Lee served as Vice President of Financial Reporting of Countrywide Home Loans, Inc., a residential mortgage company, where she also served as Vice President and Director of Income Tax Compliance from April 2003 to April 2006.  From October 1996 to March 2003, Ms. Lee served as Tax Manager at Watson Pharmaceuticals, Inc., a specialty pharmaceutical company.  From 1979 to 1996, Ms. Lee held a variety of management positions with companies such as The Flying Tiger Line Inc., a large air cargo company, Quotron Systems, Inc., a large supplier of equity data to the financial community, and Lear Siegler, Inc., a conglomerate company in aerospace, automotive, agriculture and other industries.  Ms. Lee received a bachelor’s degree in business administration from National Cheng-Kung University, Taiwan, a Master of Science degree in Taxation from Golden Gate University, and a Master of Business Administration from Indiana University.

Kirk G. Downing has been a director since February 2005.  From December 1980 to the present, he has been practicing law in Los Angeles, California. From January 1989 to June 1997, Mr. Downing also engaged in ranching, farming, logging and property development.  Mr. Downing received a bachelor’s degree in liberal arts from Portland State University and a Juris Doctorate degree from Loyola Law School.

James C. Lewis has been a director since December 2006.  From 2006 to the present, Mr. Lewis has been a partner in the law firm of Lewis, Hansen, Waldo & Pleshe, in Salt Lake City, Utah.  From July 2002 to September 2006, Mr. Lewis was involved in a number of private business ventures and practiced law under the name James C. Lewis, L.C. in Salt Lake City, Utah.  From 2000 to June 2002, Mr. Lewis was a member of the firm of Jones, Waldo, Holbrook & McDonough, Salt Lake City, Utah.  From 1997 to 2000, Mr. Lewis was a partner in the firm of Lewis Law Offices.  From 1993 to 1997, Mr. Lewis was a partner in the firm of Diumenti & Lewis. From 1987 to 1992, he was a partner in the firm of Lewis & Lehman. From 1979 to 1985, Mr. Lewis was an attorney with Kruse, Landa & Maycock.  Mr. Lewis received a bachelor’s degree in psychology from the University of Utah and a Juris Doctorate from the University of San Diego.

Neil Nanpeng Shen has been a director since August 2009.  Mr. Shen is the founding managing partner of Sequoia Capital China.  Mr. Shen co-founded Ctrip.com International Limited, or Ctrip, a large travel consolidator in China, and served as its chief financial officer from 2000 to October 2005 and as its president from August 2003 to October 2005. He also co-founded Home Inns and Hotels Management, or Home Inns, a leading economy hotel chain in China.  Prior to founding Ctrip and Home Inns, Mr. Shen had worked for more than eight years in the investment banking industry in New York and Hong Kong. Currently, Mr. Shen is a co-chairman of Home Inns, a director of Ctrip and a director of E-House (China) Holdings Limited, a NYSE-listed leading real estate service company in China. He is also an independent director of Focus Media Holding Limited, a Nasdaq-listed media advertising company based in China, and a director of a number of privately owned companies based in China.  Mr. Shen received his bachelor’s degree from Shanghai Jiao Tong University in China and his master’s degree from the School of Management at Yale University.

Director Independence

The board of directors has determined that Hui-Lan Lee, Kirk G. Downing, James C. Lewis, and Neil Nanpeng Shen are each an independent director as defined by the listing standards of the NYSE and SEC rules.

Board Committees

Our board of directors has established the following committees:  the Audit Committee, the Compensation Committee, the Nominating/Corporate Governance Committee, the Executive Committee and the Finance Committee.  Our Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee each operate under a written charter adopted by the board of directors, copies of which is available on our website at www.americandairyinc.com.  Our board of directors and its committees set schedules to meet throughout the year and also can hold special meetings and act by written consent from time to time, as appropriate.  The committees report on their activities and actions to the board of directors.

Audit Committee

Our Audit Committee consists of Kirk G. Downing, James C. Lewis and Hui-Lan Lee, each of whom is an independent director as defined by the listing standards of the NYSE and SEC rules.  The board of directors has determined that Ms. Lee is an “Audit Committee Financial Expert,” as defined in Item 407(d)(5) of Regulation S-K.  Our Audit Committee appoints, retains, compensates and oversees our independent public accountants and reviews the scope and results of the annual audits, receives reports from our independent public accountants, and reports the committee’s findings to the board of directors.

Compensation Committee Interlocks and Insider Participation

The current members of our Compensation Committee are Leng You-Bin, Lee Hui-Lan, and James C. Lewis.  Except for Leng You-Bin, our Chairman, Chief Executive Officer, President, and General Manager, none of the members of our Compensation Committee is an officer or employee of our company.  None of our executive officers serve, or in the past year has served, as a member of the board of directors or Compensation Committee of any entity that has one or more executive officers serving on our board of directors or Compensation Committee.  See “Certain Relationships and Related Transactions—Transactions with Related Persons” below for a summary of related party transactions involving Mr. Leng.

Executive Officers

The following table sets forth the name and age of each of our executive officers, the positions and offices held by each executive officer with us, and the period during which the executive officers has served as one of our executive officers.  All officers serve at the pleasure of the board of directors.

Name	Age	Position	Officer Since
Leng You-Bin	44	Chairman, Chief Executive Officer, President, and General Manager	2003
Liu Hua	36	Vice Chairman, Secretary, Treasurer, and Director	2003
Jonathan H. Chou	45	Chief Financial Officer	2008
Liu Sheng-Hui	39	Vice President of Finance, Feihe Dairy, and Director	2003
Nie Bo	37	Head of Sales and Marketing	2007

Leng You-Bin’s biographical summary is included under “— Directors” above.

Liu Hua’s biographical summary is included under “— Directors” above.

Jonathan H. Chou has been our Chief Financial Officer since April 2008.  From February 2006 to June 2007, Mr. Chou served as the Asia Pacific Corporate Chief Financial Officer and Vice President of Mergers & Acquisitions for Honeywell International. From September 2003 to June 2006, Mr. Chou served as the Asia Regional Chief Financial Officer of Tyco Fire & Security (ADT), a division of Tyco International. From May 2000 to September 2003, Mr. Chou served the Asia Pacific Chief Financial Officer of Lucent Technologies, where he oversaw regional Sarbanes-Oxley compliance and restructuring efforts during the downturn of the telecommunication sector. Mr. Chou received a bachelor’s degree in arts from the State University of New York at Buffalo and a Masters of Business Administration degree from Fuqua School of Business at Duke University.

Liu Sheng-Hui’s biographical summary is included under “— Directors” above.

Nie Bo has been our Head of Sales and Marketing since July 2007.  From November 2006 to July 2007, Mr. Nie served as Vice General Manager and National Sales Director for Anlijia Dairy (Beijing) Limited, a dairy company.  From February 2003 to November 2006, Mr. Nie served as National Sales Director for Inner Mongolia Yili Industrial Group Co., Ltd., a large dairy company in China.  From October 2001 to February 2003, Mr. Nie served as Manager of North China Region for Anyi Dairy, a large New Zealand dairy enterprise. From October 1998 to September 2001, Mr. Nie served as Manager Assistant and Regional Sales Manager for Meadow Gold Investment Co., Ltd., a multinational dairy products company.  Mr. Nie received a bachelor’s degree in thermal engineering from Central South University of Technology in Hunan Province, China.

Consultants

We may retain compensation consultants to the extent we deem it necessary and appropriate.  We do not expect to delegate our authority and responsibility to make management decisions to consultants or any other persons, or for any consultant to have any discretionary authority or the authority to bind us in any material respect.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Persons

Pike Capital Partners, L.P. and its affiliate Pike Capital Partners (QP) LP, or collectively the Pike Entities, beneficially owned in excess of 5% of our issued and outstanding common stock during our fiscal years ended December 31, 2007 and 2008.  In July and August 2007, in accordance with the terms our 7.50% Series B Convertible Notes due 2007, or the Series B Notes, we issued an aggregate of 575,000 shares of our common stock upon conversion of $5.0 million in principal amount plus $750,000 in accrued and unpaid interest of our Series B Notes, at a conversion price of $10.00 per share, to the Pike Entities.

Citadel Equity Fund Ltd, or Citadel, beneficially owned in excess of 5% of our issued and outstanding common stock during our fiscal years ended December 31, 2007 and 2008.  Citadel purchased $60.0 million in principal amount of our 2012 Notes and is a party to the notes purchase agreement, indentures, supplemental indenture, and the agreements relating to our 2012 Notes.  Pursuant to the supplemental indenture, Citadel has elected that we repurchase all of its 2012 Notes, at a repurchase price of 115% of the principal amount of its 2012 Notes, or $69.0 million.  Pursuant to these agreements, Leng You-Bin, our Chairman, Chief Executive Officer, President, and General Manager, pledged 2,664,340 shares he holds of our common stock to secure the 2012 Notes.  In addition, pursuant to the agreements relating to our 2009 Notes, Mr. Leng pledged 2,664,340 shares he holds of our common stock to secure the 2009 Notes. We have made all of the repurchase payments to Citadel.

Leng You-Bin, our Chairman, Chief Executive Officer, President, and General Manager, is also the founder of a Heilongjiang Feihe Dairy Educational Charitable Foundation, or HFDECF, charitable organization for under-privileged children in the Heilongjiang Province of the PRC.  We have an outstanding loan payable to HFDECF, which is unsecured, accrues interest at an annual rate of 5.85%, and is payable on demand.  In 2008, the largest aggregate amount of the indebtedness outstanding, including accrued interest, was approximately $253,000.

Sequoia Capital China Growth Fund I, L.P., and certain of its affiliates, or collectively Sequoia, beneficially owned in excess of 10% of our issued and outstanding common stock as of October 1, 2009.  Additionally, Neil Nanpeng Shen, one of our directors, is the founding Managing Partner of one of the Sequoia entities.  Sequoia is a party to the Subscription Agreement, pursuant to which we issued 2,100,000 shares of our common stock for an aggregate purchase price of $63.0 million, including $47.0 million in cash and the conversion of a $16.0 million bridge loan we previously received from Sequoia in July 2009.

Pursuant to the Subscription Agreement, we have agreed, for a period of three years following the Closing Date, not to issue new shares of our common stock at a price below $30.00 per share without the prior written consent of a majority in interest of Sequoia, subject to certain exceptions.  In addition, we agreed to grant each of the Sequoia entities a participation right to purchase up to such person’s pro rata share of any new securities we may, from time to time, propose to issue after the Closing Date, subject to certain exceptions.  If we fail to meet certain earnings per share targets for 2009 and 2010, we have agreed to issue additional shares of common stock to Sequoia in proportion to the amount by which we fail to meet the target, up to a maximum amount of 525,000 shares. If the average of closing prices of our common stock for the fifteen trading days commencing on the third anniversary of the Closing Date is less than $39.00, Sequoia will have the right to cause us to repurchase all (but not less than all) of the securities acquired by Sequoia in connection with the Subscription Agreement.  The repurchase price would be 100% of the initial purchase price if the 2009 and 2010 earnings per share targets are met, or 130% of such price if such targets are not met.

In connection with the Subscription Agreement, we also entered into a registration rights agreement with Sequoia, or the Registration Rights Agreement.  The Registration Rights Agreement requires us to file within 15 days after the Closing Date a registration statement covering the resale of the securities issued or issuable pursuant to the Subscription Agreement.  The Registration Rights Agreement also grants demand and piggyback registration rights.

Review, Approval or Ratification of Transactions with Related Persons

Although we have not adopted formal procedures for the review, approval or ratification of transactions with related persons, we adhere to a general policy that such transactions should only be entered into if they are on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties and their approval is in accordance with applicable law.  Such transactions require the approval of our board of directors.

PRINCIPAL SHAREHOLDERS

Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The following table sets forth, as of October 1, 2009, information concerning the beneficial ownership of shares of our common stock held by our directors, our executive officers, our directors and executive officers as a group, and each person known by us to be a beneficial owner of 5% or more of our outstanding common stock.

Beneficial ownership is determined according to the rules of the SEC.  Beneficial ownership means that a person has or shares voting or investment power of a security and includes any securities that person has the right to acquire within 60 days after the measurement date, such as pursuant to options, warrants or convertible notes.  Except as otherwise indicated, we believe that each of the beneficial owners of our common stock listed below, based on information each of them has given to us, has sole investment and voting power with respect to such beneficial owner’s shares, except where community property or similar laws may apply.  For purposes of the column for shares underlying convertible securities, in accordance with rules of the SEC, shares of our common stock underlying securities that a person has the right to acquire within 60 days of October 1, 2009 are deemed to be beneficially owned by such person for the purpose of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the ownership percentage of any other person.

	Common Stock Beneficially Owned
Name and Address of Beneficial Owner	Total Outstanding	Shares Underlying Convertible Securities (1)	Total	Percent (2)
Directors and Executive Officers
Leng You-Bin (3)	8,900,135	0	8,900,135	41.1%
Liu Hua (3)	27,200	0	27,200	*
Jonathan H. Chou (3)	0	80,000	80,000	*
Liu Sheng-Hui (3)	287,774	0	287,774	1.3%
Hui-Lan Lee (3)	39,500	0	39,500	*
Kirk Downing (3)	8,000	0	8,000	*
James C. Lewis (3)(4)	35,000	0	35,000	*
Nie Bo (3)	0	0	0	0%
Neil Nanpeng Shen (5)	1,525,033	0	1,525,033	7.0%
Directors and executive officers as a group (9 persons)	10,822,642	80,000	10,902,642	50.3%

5% Beneficial Owners
Entities associated with Pike Capital Partners (6)	1,500,000	250,000	1,750,000	8.1%
275 Madison Avenue, Suite 418
New York, NY 10016
River Road Asset Management (7)	1,092,294	0	1,092,294	5.0%
462 S. 4th Street, Suite 1600
Louisville, KY 40202
Entities associated with Sequoia Capital China Growth Fund I, L.P. (8)	2,191,700	0	2,191,700	10.1%
Suite 2215, Two Pacific Place
88 Queensway
Hong Kong, PRC

3000 Sand Hill Road, 4-250
Menlo Park, CA 94250, USA

* Less than 1%

(1)
Includes shares of our common stock issuable upon exercise of options or warrants or upon conversion of convertible notes, if the person has the right to acquire such shares within 60 days of October 1, 2009.

(2)	Based on 21,671,730 shares of our common stock outstanding as of October 1, 2009.

(3)	The address for this beneficial owner is c/o American Dairy, Star City International Building, 10 Jiuxianqiao Road, C-16th Floor, Chaoyang District, Beijing, China 100016.

(4)	James C. Lewis holds such shares jointly with his spouse.

(5)
The address for this beneficial owner is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong, PRC.  Consists of 78,760 shares of our common stock held by Sequoia Capital China I, L.P. (“SCC I”), 9,050 shares of our common stock held by Sequoia Capital China Partners Fund I, L.P. (“SCC PTRS I”), 12,190 shares of our common stock held by Sequoia Capital China Principals Fund I, L.P. (“SCC PRIN I”), 1,242,914 shares of our common stock held by Sequoia Capital China Growth Fund I, L.P. (SCCGF I”), 29,641 shares of our common stock held by Sequoia Capital China Growth Partners Fund I, L.P. (SCCGF PTRS I”), and 152,478 shares of our common stock held by Sequoia Capital China GF Principals Fund I, L.P. (SCCGF PRIN I”).  Sequoia Capital China Management I, L.P. (“SCC MGMT I”) is a general partner of SCC I, SCC PTRS I and SCC PRIN I.  Sequoia Capital China Growth Fund Management I, L.P. (“SCCGF MGMT I”) is a general partner of SCCGF I, SCCGF PTRS I and SCCGF PRIN I.  SC China Holding Limited (“SCC HOLD”) is a general partner of SCC MGMT I and SCCGF MGMT I.  Neil Nanpeng Shen is a Managing Director of SCC HOLD and, in such capacity, has voting and dispositive power over such shares.  Neil Nanpeng Shen disclaims beneficial ownership of all such shares except to the extent of his individual pecuniary interest therein.

(6)
Consists of 1,324,026 shares of our common stock and warrants to purchase 219,514 shares of our common stock held by Pike Capital Partners (QP) LP (“PCPQP”), and 175,974 shares of our common stock and warrants to purchase 30,486 shares of our common stock held by Pike Capital Partners LP (“PCP”).  Pike Capital Management LLC (“PCM”) is the general partner of PCPQP and of PCP.  Daniel W. Pike is the managing member of PCM and, in such capacity, has voting and dispositive power over such shares.

(7)	Thomas D. Mueller is the Chief Operating officer and Chief Compliance Officer of River Road Asset Management, LLC, and, in such capacity, has voting and dispositive power over such shares.

(8)
Consists of 78,760 shares of our common stock held by SCC I, 9,050 shares of our common stock held by SCC PTRS I, 12,190 shares of our common stock held by SCC PRIN I, 1,242,914 shares of our common stock held by SCCGF I, 29,641 shares of our common stock held by SCCGF PTRS I, 152,478 shares of our common stock held by SCCGF PRIN I, and 666,667 shares of our common stock held by Sequoia Capital U.S. Growth Fund IV, L.P. (“SCGF IV”).  SCC MGMT I is a general partner of SCC I, SCC PTRS I and SCC PRIN I.  SCCGF MGMT I is a general partner of SCCGF I, SCCGF PTRS I and SCCGF PRIN I.  SCGF IV Management, L.P. (“SCGF MGMT IV”) is a general partner of SCGF IV.   SCC HOLD is a general partner of SCC MGMT I and SCCGF MGMT I.  SCGF GenPar, Ltd (“SCGF GP”) is a general partner of SCGF MGMT IV.  Neil Nanpeng Shen and Kui Zhou are Managing Directors of SCC HOLD and, in such capacity, have voting and dispositive power over such shares.  Michael Moritz and Douglas Leone are Managing Directors of SCGF GP and, in such capacity, have voting and dispositive power over such shares.  SCC MGMT I, SCCGF MGMT I, SCC HOLD, SCGF MGMT IV, SCGF GP, Neil Nanpeng Shen, Kui Zhou, Michael Moritz and Douglas Leone disclaim beneficial ownerships of all such shares except to the extent of their respective individual pecuniary interest therein.

The following table sets forth information regarding issuances of securities pursuant to equity compensation plans as of December 31, 2008.

Plan Category	Number of securities issued and to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	454,020	$20.30	2,545,980
Total	454,020	$20.30	2,545,980

OTHER INFORMATION REGARDING THE COMPANY

Additional information regarding our business, properties, legal proceedings, equity compensation plans, financial statements, changes in and disagreements with the accountants on accounting and financial disclosure, and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” is incorporated in this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009, each as amended.

Additional information regarding our executive compensation, board compensation, severance and control agreements, Section 16(b) beneficial ownership reporting compliance is incorporated in this prospectus by reference to our definitive proxy statement filed with the SEC on June 8, 2009.

SELLING SHAREHOLDERS

This prospectus relates to the resale, by the selling shareholders named below, of up to 2,647,542 shares of our common stock issued or issuable to the selling shareholders, including 2,100,000 shares of our common stock issued to the selling shareholders on August 26, 2009 pursuant to the Subscription Agreement, up to 525,000 Performance Shares, and up to 22,542 Warrant Shares.

In connection with the Subscription Agreement, Neil Nanpeng Shen, the founding Managing Partner of Sequoia Capital China, one of the selling shareholders named below, was appointed as a member of our board of directors on August 26, 2009.

The following table sets forth the number of shares beneficially owned by each of the selling shareholders as of October 1, 2009.  Except as disclosed under this prospectus, none of the selling shareholders has held a position or office or had a material relationship with us within the past three years other than as a result of the ownership of our common stock or other securities of ours.  The selling shareholders may offer the shares under this prospectus from time to time and may elect to sell none, some or all of the shares set forth next to their names.

Beneficial ownership is determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. This table is based upon information supplied to us by the selling shareholders and information filed with the SEC. Except as otherwise indicated, we believe that each selling shareholder has sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by it. The percentage of the selling shareholders’ beneficial ownership after the offering is based on 21,694,272 shares of our common stock issued and outstanding assuming the Performance Shares are not issued and assuming the issuance of all Warrant Shares.

We may amend or supplement this prospectus from time to time in the future to update or change this list and shares which may be resold.

Selling Shareholder	Number of Shares of Common Stock Beneficially Owned Prior to the Offering	Number of Shares Registered for Sale Hereby	Number of Shares of Common Stock to be Beneficially Owned after Completion of the Offering (1)	Percentage of Shares to be Beneficially Owned after Completion of the Offering (1)
Sequoia Capital China I, L.P. (2)	78,760	78,760	0	0.0%
Sequoia Capital China Partners Fund I, L.P. (3)	9,050	9,050	0	0.0%
Sequoia Capital China Principals Fund I, L.P. (4)	12,190	12,190	0	0.0%
Sequoia Capital China Growth Fund I, L.P. (5)	1,242,914	1,162,933	79,981	*
Sequoia Capital China Growth Partners Fund I, L.P. (6)	29,641	27,733	1,908	*
Sequoia Capital China GF Principals Fund I, L.P. (7)	152,478	142,667	9,811	*
Sequoia Capital U.S. Growth Fund IV, L.P. (8)	666,667	666,667	0	0.0%
David W. Unsworth Jr. (9)	22,542	22,542	0	0.0%

* Less than 1%

(1)
We do not know when or in what amounts the selling shareholders will offer shares for sale, if at all. The selling shareholders may sell any or all of the shares included in and offered by this prospectus. Because the selling shareholder may offer all or some of the shares pursuant to this offering, we cannot estimate the number of shares that will be held by the selling shareholders after completion of the offering. However, for purposes of this table, we have assumed that after completion of the offering all of the securities registered will be sold by the selling shareholders. The percentage of shares to be beneficially owned after completion of the offering is calculated on the basis of 21,694,272 shares of our common stock issued and outstanding following completion of the offering and sale by the selling shareholders.

(2)
SCC MGMT I is a general partner of SCC I.  SCC HOLD is a general partner of SCC MGMT I.  Neil Nanpeng Shen and Kui Zhou are Managing Directors of SCC HOLD.  SCC MGMT I, SCC HOLD, Neil Nanpeng Shen and Kui Zhou disclaim beneficial ownerships of all such shares except to the extent of their respective individual pecuniary interest therein.

(3)
SCC MGMT I is a general partner of SCC PTRS I.  SCC HOLD is a general partner of SCC MGMT I.  Neil Nanpeng Shen and Kui Zhou are Managing Directors of SCC HOLD.  SCC MGMT I, SCC HOLD, Neil Nanpeng Shen and Kui Zhou disclaim beneficial ownerships of all such shares except to the extent of their respective individual pecuniary interest therein.

(4)
SCC MGMT I is a general partner of SCC PRIN I.  SCC HOLD is a general partner of SCC MGMT I.  Neil Nanpeng Shen and Kui Zhou are Managing Directors of SCC HOLD.   SCC MGMT I, SCC HOLD, Neil Nanpeng Shen and Kui Zhou disclaim beneficial ownerships of all such shares except to the extent of their respective individual pecuniary interest therein.

(5)
SCCGF MGMT I is a general partner of SCCGF I.  SCC HOLD is a general partner of SCCGF MGMT I.   Neil Nanpeng Shen and Kui Zhou are Managing Directors of SCC HOLD.   SCCGF MGMT I, SCC HOLD, Neil Nanpeng Shen and Kui Zhou disclaim beneficial ownerships of all such shares except to the extent of their respective individual pecuniary interest therein.

(6)
SCCGF MGMT I is a general partner of SCCGF PTRS I.  SCC HOLD is a general partner of SCCGF MGMT I.  Neil Nanpeng Shen and Kui Zhou are Managing Directors of SCC HOLD.  SCCGF MGMT I, SCC HOLD, Neil Nanpeng Shen and Kui Zhou disclaim beneficial ownerships of all such shares except to the extent of their respective individual pecuniary interest therein.

(7)
SCCGF MGMT I is a general partner of  SCCGF PRIN I.  SCC HOLD is a general partner of SCCGF MGMT I.  Neil Nanpeng Shen and Kui Zhou are Managing Directors of SCC HOLD.  SCCGF MGMT I, SCC HOLD, Neil Nanpeng Shen and Kui Zhou disclaim beneficial ownerships of all such shares except to the extent of their respective individual pecuniary interest therein.

(8)
SCGF MGMT IV is a general partner of SCGF IV.   SCGF GP is a general partner of SCGF MGMT IV.  Michael Moritz and Douglas Leone are Managing Directors of SCGF GP.  SCGF MGMT IV, SCGF GP, Michael Moritz and Douglas Leone disclaim beneficial ownerships of all such shares except to the extent of their respective individual pecuniary interest therein.

(9)
Consists of 22,542 shares of our common stock issuable upon exercise of a warrant, at an exercise price of $1.50 per share, issued to David W. Unsworth Jr. in June 2005 as compensation for investment banking services.  David W. Unsworth Jr. is a principal of Legend Merchant Group, Inc., which is a registered broker-dealer.  As such, David W. Unsworth Jr. may be deemed an underwriter of the Warrant Shares.

DESCRIPTION OF SECURITIES TO BE REGISTERED

General

As of October 1, 2009, our authorized capital stock consisted of 50,000,000 shares of common stock, par value $0.001 per share. As of October 1, 2009, 21,671,730 shares of our common stock were issued and outstanding, all of which were fully paid and non-assessable. As of October 1, 2009, there were approximately 430 record holders of our common stock. This does not include the number of beneficial owners whose stock is in nominee or street name accounts through brokers. The closing price of our common stock as reported on the NYSE on October 1, 2009, was $27.08 per share.

Set forth below is a summary description of certain material terms of our common stock. This description is qualified in its entirety by reference to our articles of incorporation, as amended, and bylaws, each of which is filed as an exhibit to this registration statement.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters voted upon by shareholders, including the election of directors. The holders of common stock have no preemptive rights to purchase or subscribe for any stock of American Dairy now or hereafter authorized or for securities convertible into such stock. Holders of common stock have no rights to convert their common stock into any other securities, and there are no redemption or sinking fund provisions applicable to the common stock. All of the outstanding shares of our common stock are fully paid and nonassessable. Upon any liquidation of American Dairy, the holders of our common stock are entitled to share ratably in assets available for distribution to shareholders. Holders of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as our board of directors may from time to time determine.

Shareholders are not entitled to cumulative voting rights and, accordingly, the holders of a majority of the voting power of the shares voting for the election of directors can elect the entire class of directors to be elected each year if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person as a director of such class.

Warrant

In June 2005, as compensation for investment banking services, we issued a warrant to acquire 25,242 shares of our common stock to a selling shareholder at an exercise price of $1.50 per share.  The warrant is exercisable until October 25, 2009.  The exercise price of the warrant is subject to adjustment to provide certain anti-dilution protections to holder.  In accordance with the terms of the warrant, the selling shareholder previously acquired 2,700 of the shares issuable upon exercise of the warrant, and the remaining 22,542 shares issuable upon exercise of the warrant are included in the registration statement of which this prospectus forms a part.

Transfer Agent and Registrar

The transfer agent and registrar for American Dairy is Progressive Transfer Co., 1981 Murray Holladay Road, Suite 100, Salt Lake City, Utah 84117-5148; telephone 1 (801) 272-9294.

Listing

Our common stock is listed on the NYSE under the symbol “ADY.”

PLAN OF DISTRIBUTION

Each selling shareholder of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock included in this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling shareholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with the Financial Industry Regulatory Authority’s, or FINRA, NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA’s NASD IM-2440.

In connection with the sale of the common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions for the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  One of the selling shareholders is affiliated with a registered broker-dealer and received a warrant pursuant to which the Warrant Shares are issuable in June 2005 as compensation for investment banking services.  In the event such persons may be deemed to be “underwriters,” any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups that, in the aggregate, would exceed eight percent (8%).

We are paying the cost of registering the shares covered by this prospectus as well as various related expenses, although the holder of the Warrant Shares is paying our legal expenses relating to registering the Warrant Shares. We have agreed to indemnify Sequoia against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because the selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act, including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale by the selling shareholders of the shares registered hereunder.

With respect to the shares issued or issuable to Sequoia, we have agreed to keep this prospectus effective pursuant to Rule 415 under the Securities Act until the earlier of (i) the date on which all the shares registered hereunder have been sold, (ii) the date on which all the shares registered hereunder are eligible to be sold pursuant to Rule 144 without limitations as to volume, or (iii) August 26, 2012.  We are under no obligation to keep this prospectus effective with respect to the Warrant Shares and may, in our sole and exclusive discretion at any time and for any reason, determine not to include the Warrant Shares in the registration statement of which the prospectus forms a part.

Under applicable rules and regulations under the Exchange Act any person engaged in the distribution of the shares registered hereunder may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

DLA Piper LLP (US), Seattle, Washington, will issue a legal opinion as to the validity of the issuance of the shares of common stock offered under this prospectus.

EXPERTS

The financial statements as of December 31, 2008 and 2007 and for each of the two years in the period ended December 31, 2008 incorporated by reference in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of Grant Thornton, the Hong Kong member firm of Grant Thornton International Ltd., an independent registered public accounting firm, upon the authority of said firm as experts in auditing and accounting.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the shares of common stock was employed on a contingency basis or had, or is to receive, in connection with the offering, a substantial interest, directly or indirectly, in the registrant nor was any such person connected with the registrant as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

MATERIAL CHANGES

There have been no material changes since December 31, 2008 that have not been described in our Annual Report on Form 10-K, this prospectus, our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009, and our Current Reports on Form 8-K, in each case as amended.

WHERE YOU CAN FIND MORE INFORMATION

Our website is www.americandairyinc.com.  We provide free access to various reports that we file with, or furnish to, the SEC through our website, as soon as reasonably practicable after they have been filed or furnished.  These reports include, but are not limited to, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports.  Also available on our website are printable versions of our Code of Business Conduct and Ethics and charters of our Audit Committee, Compensation Committee, Nominating/Corporate Governance Committee and other committees of our board of directors.  Information on our website does not constitute part of and is not incorporated by reference into this prospectus, the registration statement of which it forms a part, or any other report we file or furnish with the SEC (except to the extent such information is expressly incorporated by reference herein or therein).  Our SEC reports can also be accessed through the SEC’s website at www.sec.gov and may be read or copied at the SEC’s Public Reference Room located at 100 F Street, NE, Washington, D.C., 20549.  Information regarding the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are “incorporating by reference” certain documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus. Statements contained in documents that we file with the SEC and that are incorporated by reference in this prospectus will automatically update and supersede information contained in this prospectus, including information in previously filed documents or reports that have been incorporated by reference in this prospectus, to the extent the new information differs from or is inconsistent with the old information. Except as set forth below, the SEC file number for the documents incorporated by reference in this prospectus is 001-32473.

We have filed the following documents with the SEC and they are incorporated herein by reference as of their respective dates of filing:

•
Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as filed with the SEC on April 15, 2009, as amended by Amendment No. 1 to Form 10-K, filed with the SEC on June 26, 2009, and by Amendment No. 2 to Form 10-K, filed with the SEC on July 24, 2009;

•
Our Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2009, as filed with the SEC on May 14, 2009, as amended by Amendment No. 1 to Form 10-Q, filed with the SEC on June 26, 2009, and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, as filed with the SEC on August 14, 2009;

•	Our definitive proxy statement, as filed with the SEC on June 8, 2009; and

•
Our Current Reports on Form 8-K, as filed with the SEC on March 26, 2009, April 15, 2009, May 13, 2009 (as amended by Amendment No. 1 to Form 8-K, filed with the SEC on May 14, 2009), May 14, 2009, May 26, 2009, June 4, 2009, June 9, 2009, June 22, 2009, June 25, 2009, July 13, 2009, August 5, 2009, August 12, 2009, August 14, 2009, August 26, 2009, September 1, 2009, and September 16, 2009.

A statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement or in any other subsequently filed document which is also incorporated in this prospectus modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

American Dairy, Inc.
2275 Huntington Drive #278
San Marino, CA 91108
Telephone: +1 (626) 757-8885

You may also access these documents on our website at www.americandairyinc.com.

You should rely only on the information contained in this prospectus, including information incorporated by reference as described above, or any prospectus supplement or that we have specifically referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

American Dairy, Inc.

2,647,542 Shares of Common Stock

Prospectus

October 23, 2009